GLOBAL PARI-MUTUEL SERVICES, INC.



August 7, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Attention:  Ms. Lisa Sellars, Division of Corporation Finance

Re:  SEC letter dated August 5, 2009
     Global Pari-Mutuel Services, Inc.
     Form 10-K for the year ended December 31, 2008
     Filed April 1, 2009
     Form 10-Q for the quarter ended March 31, 2009
     Filed May 6, 2009
     File No. 0-32509

Dear Ms. Sellars.

     We request that the filing deadline for responses to the above referenced letter be extended from August 18, 2009 to August 25, 2009.

Sincerely,

/s/ Michael Bard
----------------
Michael D. Bard
CFO